Exhibit 12
NiSource Inc.
Ratio of Earnings to Fixed Charges

	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing operations (a)(b)	$340,406,027	$423,910,493	$330,158,304	$253,968,177	$144,678,120
Fixed Charges	422,886,197	421,483,105	410,081,138	415,593,947	359,930,875
Amortization of capitalized interest (c)	—	—	—	—	—
Distributed income of equity investees	151,119	110,964	118,416	—	50,143
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	—	—	—	—	—
Deduct:
Interest capitalized (c)	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries(d)	—	—	—	—	—
Non-Controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
	$763,443,343	$845,504,562	$740,357,858	$669,562,124	$504,659,138

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$377,469,202	$368,614,101	$364,427,942	$366,907,783	$332,791,395
Other interest	20,897,004	22,963,342	20,521,761	24,790,198	5,081,466
Capitalized interest during period (c)
Amortization of premium, reacquisition premium, discount and expense on debt, net	8,701,321	9,967,085	9,395,881	9,699,157	8,941,809
Interest portion of rent expense	15,818,670	19,938,578	15,735,555	14,196,608	13,116,205
Non-controlling interest	—	—	—	—	—
	$422,886,197	$421,483,106	$410,081,139	$415,593,746	$359,930,876

Plus preferred stock dividends: Preferred dividend requirements of subsidiary	$—	$—	$—	$—	$—
Preferred dividend requirements factor	0.58	0.61	0.67	0.67	0.75
Preference security dividend requirements of consolidated subsidiaries (d)	—	—	—	—	—
Fixed charges	422,886,197	421,483,106	410,081,139	415,593,746	359,930,876
	$422,886,197	$421,483,106	$410,081,139	$415,593,746	$359,930,876

Ratio of earnings to fixed charges	1.81	2.01	1.81	1.61	1.40
(a) Income Statement amounts have been adjusted for discontinued operations.
(b) Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c) NiSource is a public utility following ASC 980 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d) Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.